SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of August, 2004

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  August 5, 2004           By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A., CFO,
                                     Secretary, Vice President
                                     Administration

<PAGE/>

                                                              TSX SYMBOL: ITP

           Intertape Polymer Group Inc.  Completes Refinancing

Bradenton, Florida, August 5, 2004. Intertape Polymer Group Inc. ("IPG") announced that yesterday it funded its new $275.0 million senior secured credit facility, consisting of a $200.0 million term loan and a $75.0 million revolving credit facility. The senior secured credit facility has been guaranteed by and secured by a first lien on the assets of IPG and substantially all of its subsidiaries.

IPG, through its wholly-owned subsidiary IPG (US) Inc., used the proceeds from the term loan, together with the proceeds from the private placement of debt securities which was completed July 28, 2004, to repay all existing bank indebtedness, to redeem all three series of existing senior secured notes, to pay related make-whole premiums, accrued interest and transaction fees, and to provide IPG with approximately $20.0 million in cash. The new $75.0 million revolving facility has not been drawn.

The $200.0 million term loan has been provided by a bank syndicate.
It has a seven year term and will bear interest at a rate of Libor plus
2.25%.   The term loan is repayable by twenty-three quarterly amounts of
$0.5 million each commencing December 2004 and four final quarterly payments of $47.125 million. The $75.0 million revolving credit facility has also been obtained from a bank syndicate. It has a term of five years, is committed and bears interest at an initial rate of Libor plus 2.75% for U.S. dollar revolving loans and an initial rate at the BA
Rate, plus 2.75% for Canadian dollar revolving loans.   The rate for the
revolving credit facility is subject to adjustment based on IPG's leverage ratio.

About Intertape Polymer Group Inc.

IPG is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, IPG employs approximately 2600 employees in 16 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements in this news release that refer to future events or other non-historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions believed by management of IPG to be reasonable; however, they are inherently uncertain and difficult to predict. Such forward-looking statements involve risks and uncertainties, a discussion of which is contained in IPG's SEC filings. Should one or more of the these risks or uncertainties materialize, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described herein as expected, intended, estimated, anticipated, believed or predicted.


SOURCE:	Intertape Polymer Group Inc.
CONTACT:        Melbourne F. Yull
                Chairman and Chief Executive Officer
                Intertape Polymer Group Inc.
                Tel.: 866-202-4713
                E-mail: itp$info@intertapeipg.com
                Web: www.intertapepolymer.com